Exhibit 3.1

AMENDMENT NO. 3

TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

December 20, 2018

This Amendment No. 3 (this “Amendment No. 3”) to the Amended and Restated Limited Liability Company Agreement (as amended to date, the “LLC Agreement”) of Enbridge Energy Management, L.L.C. (the “Company”) is hereby adopted by Enbridge Energy Company, Inc., a Delaware corporation (the “Sole Voting Shareholder”), as the sole Record Holder of Voting Shares of the Company. Capitalized terms used but not defined herein are used as defined in the LLC Agreement.

RECITALS

WHEREAS, the Company entered into that certain Agreement and Plan of Merger, dated September 17, 2018 (the “Merger Agreement”), among the Company, the Enbridge Inc., Winter Acquisition Sub I, Inc. and, solely for the purposes set forth therein, the Sole Voting Shareholder;

WHEREAS, pursuant to the Merger Agreement, this Amendment No. 3 was submitted to the Record Holders of Listed Shares for their approval;

WHEREAS, the Requisite Company Vote (as defined in the Merger Agreement) of Amendment No. 3 was obtained on December 17, 2018; and

WHEREAS, pursuant to Section 8.01(a) of the LLC Agreement, the following amendment to the LLC Agreement has been approved by the Sole Voting Shareholder.

NOW THEREFORE, the Sole Voting Shareholder does hereby amend the LLC Agreement as follows:

Section 1. Amendments.

a.    Section 4.03(b) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“The Record Holders of Listed Shares shall be entitled to one vote per Listed Share on matters submitted to a vote or consent of the Record Holders of Listed Shares, as provided in Section 4.03(c) and elsewhere in this Agreement.”

b.    Section 4.03(d) of the LLC Agreement is hereby deleted in its entirety.

c.    Section 4.03(e) of the LLC Agreement is hereby deleted in its entirety.

d.    Section 5.02(a) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Number. The Board shall consist of one or more members, the number thereof to be determined from time to time by approval of the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class.”

e.    Section 5.02(b) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Election of Directors; Term. The Record Holders of Voting Shares and Outstanding Listed Shares, voting as a single class, shall have the sole authority with respect to the election and removal of Directors as provided in this Section 5.02(b). Vacancies existing from time to time on the Board of Directors (including vacancies created by virtue of an increase by the Record Holders of Voting Shares and Outstanding Listed Shares, voting as a single class, in the number of Directors constituting the entire Board of Directors pursuant to Section 5.02(a)) shall be filled by nominees elected by the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class. Each Director shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. Any Director may resign at any time upon written notice to the Board of Directors or to the Secretary of the Company. Such resignation shall take effect at the time specified therein, and, unless otherwise specified therein, no acceptance of such resignation shall be necessary for such resignation to become effective. Any Director or the entire Board of Directors may be removed at any time, with or without cause, by approval of the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class. No Person shall be qualified to be elected or re-elected as a Director of the Company after attaining the age of 70 years, except to the extent that any such election or re-election is first approved by the affirmative vote of Record Holders owning a majority of the outstanding Voting Shares and Outstanding Listed Shares, voting as a single class, which approval may be limited to a single election or re-election or for such other specified period as set forth in such approval authorization.”

f.    Section 8.01(a) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Any provision of this Agreement, including the Purchase Provisions, may be amended by the Record Holders of a majority of Voting Shares and Outstanding Listed Shares, voting as a single class.”

Section 2.    General Authority. The appropriate officers of the Sole Voting Shareholder are hereby authorized to make such further clarifying and conforming changes to the LLC Agreement as they deem necessary or appropriate, and to interpret the LLC Agreement, to give effect to the intent and purpose of this Amendment No. 3.

Section 3.    Ratification of LLC Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the LLC Agreement shall remain in full force and effect.

Section 4.    Governing Law. This Amendment No. 3 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the sole Record Holder of Voting Shares has executed this Amendment No. 3 as of December 20, 2018.

SOLE VOTING SHAREHOLDER

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Laura J. Buss Sayavedra
Name:	Laura J. Buss Sayavedra
Title:	Vice President